Appendix 3B - Proposed issue of securities

EXHIBIT 99.3

Announcement Summary

Entity name

NOVONIX LIMITED

Announcement Type

New announcement

Date of this announcement

24/7/2025

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

		Maximum Number of
ASX +security code	+Security description	+securities to be issued

New class-code to be	Convertible debentures	100,000,000
confirmed

NVX	ORDINARY FULLY PAID	783,867

Proposed +issue date

25/7/2025

Refer to next page for full details of the announcement

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Appendix 3B - Proposed issue of securities

Part 1 - Entity and announcement details

1.1 Name of +Entity

NOVONIX LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number
ACN	157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

24/7/2025

1.6 The Proposed issue is:

A placement or other type of issue

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Appendix 3B - Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

No

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?

New class

Will the proposed issue of this +security include an offer of attaching +securities? No

Details of +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities do not have +CDIs issued over them)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1? No	Will the entity be seeking quotation of the 'new' class of +securities on ASX? No

ASX +security code	+Security description

New class-code to be confirmed	Convertible debentures

+Security type

+Convertible debt securities

Number of +securities proposed to be issued

100,000,000

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

USD - US Dollar	USD 0.95000

AUD equivalent to issue price amount per +security

1.442235

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Appendix 3B - Proposed issue of securities

FX rate (in format AUD 1.00 / primary currency rate):	FX rate (in format AUD rate/primary currency rate) Primary Currency rate
USD 0.65870000
AUD 1.00

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

+Convertible debt securities details

These securities are:	Type of security
Convertible	Convertible note or bond

+Security currency	Face value
USD - US Dollar	USD 1.0000

Interest rate type

Fixed rate

Frequency of coupon/interest payments per year	First interest payment date
Semi-annual
25/1/2026

Interest rate per annum 5.00000%	Is the interest rate per annum estimated at this time?
No

s128F of the Income Tax Assessment Act status applicable to the +security

s128F exemption status unknown

Is the +security perpetual (ie. no maturity date)?	Maturity date
No	25/1/2027

Select other features applicable to the +security
Redeemable

Is there a first trigger date on which a right of conversion, redemption, call or put can be exercised (whichever is first)?	If yes, what is the first trigger date 25/7/2025
Yes

Details of the type of +security that will be issued if the securities are converted, transformed or exchanged

NVX : ORDINARY FULLY PAID

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Appendix 3B - Proposed issue of securities

Number of +securities that will be issued if the +securities are converted, transformed or exchanged (including, if applicable, any interest)

The number of ordinary shares to be issued under the First Drawdown is 84,527,857, Second Drawdown is 122,479,139, and Additional Drawdown is 138,004,664.

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

Refer to ASX announcement on 24 July 2025, NOVONIX Announces Entry into Funding Agreement with Yorkville Advisors Global, LP.

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?

Existing class

Will the proposed issue of this +security include an offer of attaching +securities? No

Details of +securities proposed to be issued

ASX +security code and description

NVX : ORDINARY FULLY PAID

Number of +securities proposed to be issued

783,867

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Prepayment of the first three months of interest payable on the First Drawdown Convertible Debentures.

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

458,562.200000

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

Part 7C - Timetable

7C.1 Proposed +issue date

25/7/2025

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Appendix 3B - Proposed issue of securities

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Yes

7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Up to 94,682,978 ordinary shares can be issued upon conversion of the first drawdown convertible debentures and 783,867 ordinary shares (Interest Equity Shares) without needing to obtain shareholder approval under listing rule 7.1.

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

Yes

7E.1a Who is the lead manager/broker?

Goldman Sachs & Co. LLC is serving as exclusive financial advisor to NOVONIX.

7E.1b What fee, commission or other consideration is payable to them for acting as lead manager/broker?

A financial advisory fee of the greater of US$3M and 7% of the aggregate amount committed. A further $1,000,000 is payable by the Company if the additional drawdown of $40M is not utilised.

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Legal and other advisory fees.

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

The proceeds from these convertible notes will provide additional capital for the continued build-out of our Riverside facility in Chattanooga, Tennessee and for general corporate purposes.

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

Number of +securities that will be issued if the +securities are converted, transformed or exchanged disclosed in section 7B is based on the conversion price as at the date of this Appendix 3B and it may change.

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

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Appendix 3B - Proposed issue of securities

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

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